UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42027

mF International Limited

Unit 1801, Fortis Tower, 77-79 Gloucester Road,

Wan Chai, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Regains Compliance with Nasdaq Minimum Bid Price Requirement

On August 1, 2024, mF International Limited (the “Company”) received a written notification (the “Notification Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, based on the closing bid price of the Company’s Class A ordinary shares (the “Class A Ordinary Shares”) for the 30 consecutive business days from June 18, 2024 to July 31, 2024, the Company was not in compliance with the requirement to maintain a minimum bid price of $1.00 per share for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2). On June 16, 2025, the Company was notified by Nasdaq that Nasdaq has determined that for the 10 consecutive business days from June 2, 2025, through June 13, 2025, the closing bid price of the Company’s Class A Ordinary Shares has been at $1.00 per share or greater. Thus, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), and Nasdaq considers this matter closed.

The Company will continue to monitor the closing bid price of its Class A Ordinary Shares in the future. If the Company does not maintain compliance with Nasdaq Listing Rule 5500(a)(2) in the future, it is likely that Nasdaq will once again provide notice that the Company’s Class A Ordinary Shares will be subject to delisting.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

mF International Limited

Date: June 20, 2025	By:	/s/ Haoyu Wang
	Name:	Haoyu Wang
	Title:	Chief Executive Officer and Executive Director

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